UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

GRAFTECH INTERNATIONAL LTD.

(Name of Subject Company (issuer))

GRAFTECH INTERNATIONAL LTD.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

384313102

(CUSIP Number of Class of Securities)

John D. Moran

GrafTech International Ltd.

Suite 300 Park Center I

6100 Oak Tree Blvd.

Independence, Ohio 44131

(216) 676-2000

Copy to:

M. Ridgway Barker

Withers LLP

157 Church Street

New Haven, Connecticut 06502

(203) 789–1320

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed by GrafTech International Ltd., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 26, 2015, relating to a tender offer by BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”), and Athena Acquisition Subsidiary Inc., a Delaware corporation (“Acquisition Sub”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share (the “Shares”), at a price of $5.05 per Share in cash (the “Offer Price”) without interest thereon and subject to any required tax withholding. The offer to purchase Shares is being made pursuant to an Offer to Purchase of Purchaser, dated as of May 26, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, and, together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed jointly by Purchaser and Acquisition Sub with the SEC on May 26, 2015, as amended or supplemented from time to time. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(B) and (a)(1)(C) to the Statement, respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement.

Item 4.	The Solicitation or Recommendation.

The subsection titled “(b) Background and Reasons for the Board’s Recommendation - Background” of Item 4 (“The Solicitation or Recommendation”) of the Statement is hereby amended and supplemented by adding the following paragraph after the last paragraph under the subsection titled “(b) Background and Reasons for the Board’s Recommendation - Background” and before the subsection titled “Reasons for the Offer and the Merger; Fairness of the Offer and the Merger”:

“At the direction of the Board, J.P. Morgan, the Company’s financial advisor, actively solicited potential acquisition proposals that could result in a Superior Proposal. During the Go-Shop Period, 51 parties were contacted, of which 23 were financial buyers, 17 were competitors or other industry participants, six were suppliers and five were customers. Two of these parties submitted letters expressing interest in a potential transaction with the Company. All other parties notified J.P. Morgan that they would not be interested in pursuing a potential transaction with the Company or did not respond after multiple solicitations. Of the two parties expressing written interest in a potential transaction with the Company, one party submitted an indicative offer, was granted access to confidential due diligence information after entering into a non-disclosure agreement with the Company and ultimately withdrew from the process by notifying the Company that it was not interested in pursuing a potential transaction with the Company. The other party submitted an initial letter of intent, which did not include price or other key terms. That party subsequently responded to clarifying questions regarding the initial letter of intent asked by the Company and J.P. Morgan and submitted two addendums to its original letter of intent. After review of the letter of intent and the addendums to the letter of intent, the Board determined that the letter of intent did not constitute, and could not reasonably be expected to result in, a Superior Proposal. As a result, the Go-Shop Period expired as of 11:59 p.m. (New York City time) on June 21, 2015, and the Company is now subject to the standard exclusivity and non-solicitation covenants described herein.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAFTECH INTERNATIONAL LTD.

By:	/s/ Joel L. Hawthorne
Name:	Joel L. Hawthorne
Title:	President and Chief Executive Officer

Dated: June 22, 2015